Exhibit 99.3

Press Conference

Infosys Limited
Q2 FY’24 Media Conference Call

October 12, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu
Corporate Communications

JOURNALISTS

Ritu Singh

CNBC TV18

Chandra Ranganathan

Moneycontrol

Haripriya Suresh

Moneycontrol

Beena Parmar

The Economic Times

Sai Ishwarbharath

The Economic Times

Haripriya Sureban

The Hindu BusinessLine

Uma Kannan

The New Indian Express

Sameer Ranjan Bakshi

Financial Express

Ayushman Baruah

Business Standard

Varun Vyas

Reuters

Reshab Shaw

Informist

Shakshi Jain

Deccan Herald

Rishi Basu

A Very good evening, everyone, and thank you for joining us today at our second quarter financial results press conference. My name is Rishi, and on behalf of Infosys, I would like to welcome you today. As always, we request one question from each media house so that we can accommodate everyone over the next hour.

With that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good afternoon. Thank you all for joining us and thank you for being here in person. Always good to see everyone here on the campus. We had a strong quarter in Q2. We had growth of 2.3% quarter-on-quarter and 2.5% year-on-year in constant currency. Our operating margin was at 21.2%. Large deals was the highest ever for us at $7.7 bn - 48% of this was net new. We see that with our large deal wins in the past two quarters, we are winning market share in the area of cost and efficiency.

As the economic environment changed, we pivoted from delivering transformation projects to also delivering productivity benefits and cost savings at scale. These large and mega deal wins help us build a strong foundation for our future.

We continue to see the overall environment where digital transformation programs and discretionary spends are low, and decision-making is slow. The adoption of Topaz, our Generative AI capability set, is helping us deliver more value and to increase market share. The program we have launched for margin expansion is being comprehensively driven across the company. We have five areas of focus in this program. And within those five areas we have 20 specific tracks, and these are starting to work across the company in a comprehensive way.

With that, let me open it up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys. The first question is from Ritu Singh, from CNBC TV18.

Ritu Singh

Hi Salil, Hi Nilanjan. Salil, first, a couple of questions to you. On the guidance, as always, you yourself are saying this is the highest deal wins in the history that you have had at $7.7 bn. Numbers have been looking good for the last couple of quarters and yet we have seen the revenue guidance being reduced from 4% to 7% to 1% to 3.5% and now another 100-basis point reduction. What is the reason for that? And would that imply a de-growth in the second half?

And as far as the environment is concerned have you seen the bottom yet? Are there certain segments where you are seeing more concerns than the others, and what is the conversation with clients like? And Nilanjan, a couple of questions to you on the headcount and margins, perhaps after Salil answers.

Salil Parekh

So, thanks. I think first, in terms of the guidance itself, what we are seeing is, we are seeing the discretionary programs, the large transformation programs, they have reduced significantly. And we are seeing the decision-making continues to be slow. So, as we have looked at this quarter, the volumes are still under constraint. And keeping that in mind we have given the guidance for the full year.

The large and mega deal wins really are positioning us very well for the future. But as we see the ramp-ups, which will be towards the backend of year as we had shared. And even some of those, the ramp-ups and the starts will get pushed out. So that is where we are on the guidance.

On the sectors or industries, where we are seeing the impact, where we see the impact today is what we have shared in the past. We see the impact in telecom, in hi-tech, in areas of financial services that we had shared in the past, for example, payments, investment banking. We see some impact in the retail sector as well. So those are the ones where we are seeing the impact. Of course, we have other industries, manufacturing and life sciences which are continuing to do well.

Ritu Singh

But have you seen the bottom of it yet? Are you expecting a recovery in the second half? What is the sense? How far pushed will it be?

Salil Parekh

So there, we have just looked at what we have delivered in this quarter, which is a very strong quarter. We are going in that view as we see the information quarter-by-quarter. We don’t have a view on where the timing of that is.

Ritu Singh

Nilanjan, what’s the end goal of this margin improvement program that you’ve been on? You stated that you will start to see the benefits in six to eight quarters at the time you announced it. What would that look like because currently, you’re still at 20% to 22% guidance? Secondly, there has been a significant reduction in the headcount about 7,500 during the quarter. Any specific reason for that? And if you could share your hiring plans, and the wage hikes that have been deferred when are they expected? And how would that impact your margin trajectory going ahead?

Nilanjan Roy

Okay. I will take the last one first. So, the wage hikes have been announced as we speak. So, from November 1 (2023), this is going to be rolled out across all employees. So that's already in place. And in fact, Shaji, our new HR Head, has already issued necessary guidelines. So that's the easy one.

Coming back to the whole margin outlook. Of course, from a margin aspiration perspective, we know that we are carrying inefficiencies in our entire structure. For instance, in our pyramid structure, our utilization is at 81.8%. So, in fact, it leads to the same question about we had a headcount reduction of 7,000, but our utilization only went up 70 basis points, right?

So actually, we still have enough room for utilization improvement going ahead. So, as we continue to grow and, in the future, we can actually tighten utilization - 84% to 85% is something which we have worked in the past as well. That is actually a margin lever for us going ahead. So, we have five tracks which we have rolled out, as you know, under the Project Maximus name. This is being led by Jayesh personally, across all the leaders.

We have a track on value-based selling, including pricing. We have a track on, of course, lean automation now in fact injected with AI because that is something now new we are putting in. We have a track on our critical portfolio on an efficient pyramid, and on indirect cost. So they are the five areas we are focusing on, of course and our aspiration is from where we are around 21%. Over a period of time, we should see a margin improvement as these projects kick in.

Ritu Singh

Sorry, over a period of time...?

Nilanjan Roy

I mean you have already seen a benefit this quarter, right? So, I mean, in the margin at 21.2% versus 20.8% and from a margin walk perspective, about 50 basis points of this was a combination of the improvements on Maximus, including utilization, the pyramid etc. So that's all part of this – we are already seeing initial benefits of that.

Rishi Basu

Thank you Ritu. The next question is from Moneycontrol, Chandra.

Chandra Ranganathan

Hi Salil. Hi Nilanjan. I still don't get this dichotomy between – you have had a strong quarter. It is way above what people were estimating. I think people were expecting a flat quarter, you have come in at 2.5%. Your large deal TCV is $7.7 bn and yet you have narrowed your guidance range at the upper end.

And this is a pattern that we are seeing with other companies as well, wherein their TCVs are very healthy, but it is not getting converted to revenues. So why is that, where is the leakage or is it an overhang of certain projects that are transitioning from the COVID era, if you can give us some perspective on that?

Nilanjan, you gave an update on the wage hikes. If you can also give us an update on fresher onboarding and, I mean when are you planning to onboard them? And B, are you hitting the campuses at all for hiring because your headcount is also down as Ritu pointed out? Thank you.

Salil Parekh

So, thanks for that question. I think what we are seeing in the environment today is different things. One, on the digital programs and on the discretionary work there is a continuous attention by clients to reduce or to stop them. So that is where we see the impact on one side of the revenue.

On the other side, there is a tremendous interest in cost, efficiency, automation, where we happen to have a huge advantage in the market. Where we believe we are gaining market share by winning so many of these large and mega deals. Many of these deals have time as they start to ramp-up, the way that they are structured, the way the transitions happen. We see those ramp-ups, those scaling up of the large and mega deals more out into the future, backend of the year and as some of the new deals are coming on beyond that. So those are the two dynamics that we see. And then we combine that, we were fortunate, and we executed a very strong quarter, as you rightly point out and we will continue to execute. We are also aware, and we want to make sure that we communicate that or what the environment looks like. And things in that environment change in a dynamic basis, so we want to make sure that gives the range of what our guidance communicates.

Nilanjan Roy

So on the freshers, I think when last year, we hired about 50,000 freshers. And in a way, we hired ahead of demand predicted which we had. Now with that slowing down over this year, our utilization, as you saw, actually had fallen, and now slowly quarter-on-quarter you are seeing an improvement. So we still have a significant fresher bench with us. We actually, of course, are training them on new skills like Gen AI, SAP, etc. But we still have way on utilization to go. So at the moment, we are not going to the campuses as yet. And we will monitor this every quarter looking at our future projections and then accordingly decide when do we go back.

Chandra Ranganathan

In terms of the ones you have already given the offers?

Nilanjan Roy

So, we are committed to whoever we have given offers. Whoever we have given offers, we will onboard them. And these are as soon as projects come up, timing, etc., and they will be on-boarded appropriately.

Haripriya Suresh

Hi, good evening. Yesterday, TCS said that they are calling all their employees back to office five days a week. What are your return-to-work plans like? Because we heard that employees have been asked to come, say, two days a week or something of that sort. What are your plans on that front? And what the variable pay will be like for this quarter? That is all.

Salil Parekh

So, on the variable pay, we do not disclose that. On the return to work or return to office, we have been consistent with the same approach for the last several quarters, almost two years. We are very clear that we want to remain flexible with our employees.

Having said that, every quarter, every week, we are seeing more and more employees back into the campus and we believe this will continue on. There are some instances, for example, with specific client work or specific type of engagement where we feel it is better that everyone is working together in the office and for that the employees are back anyway.

But in general, our view is we want to support this flexible approach. It is something that we believe is appropriate, given how we have set up the work-from-home infrastructure. And so, we will continue with it at this stage. But there will be specific areas, whether it is projects or type of work for clients, when the need is there the employees will be on campus.

Haripriya Suresh

What is the percentage of people who are now back-to-office?

Salil Parekh

So now, every week it is going up. Right now, we have for the individuals who are in the locations of our delivery centers, over 70% of them are on campus at some stage in the week.

Rishi Basu

Thank you. The next question is from The Economic Times, Beena and Sai.

Beena Parmar

Hi Salil, I just want to know, you have seen flattish growth overall in the revenues. And we have seen North America, which is one of the strongest regions, also growing flat. Europe has seen significant growth. Could you give us a sense on where it has grown in the regions? And if you could also give us a sense on overall why were the hikes not given in the previous year?

If you could just give a reason on what really went wrong? What are the reasons that you have given employees? And in terms of new clientele growth as well, if you could just give us a sense why has it been flat? And given that it's a strong quarter, what are the reasons that we have seen new clientele growth and even additional or existing renewals have not been as great as it should have been? Given that the next two quarters will also be kind of bleak, what is your sense or outlook on the same?

Salil Parekh

So, let me start. We saw good growth in the quarter overall. So, 2.3% quarter-on-quarter, 2.5% year-on-year, U.S. was positive but small, and Europe was at about 5% in constant currency year-on-year. We have seen consistently as you pointed out, over the last few quarters, the Europe growth has been stronger than what we have seen in the U.S., some of that is a function of what we are seeing in the industries.

So, we have seen good growth in manufacturing, for example, and we have seen that reflected. Some of the countries within Europe, we have seen stronger growth. We do not break it out by country, but we have seen some of the countries doing quite well. We have also seen, for example, life sciences have a good growth across the company, while we have seen some constraints in retail, the overall growth year-on-year for retail is still quite strong, and that is more distributed with the different geographies.

In terms of the salary changes, we follow our normal pattern of making the salary changes and this is what we have done. We do not consider that there was any constraint in the past. There have been years where we have done two salary increases in 18 months. So it is nothing where we think that what we did in the past was different from that sense.

Beena Parmar

What are the reasons that the hikes were not given?

Salil Parekh

There was nothing different. So there was no question of a reason in that sense.

Rishi Basu

Beena, just use the mic, please.

Beena Parmar

When you say breakup, could you give us a sense on which has been the highest growth in terms of European region?

Salil Parekh

So, there we do not share the breakup.

Beena Parmar

Not even the highest one if at all? Not even the highest region group?

Salil Parekh

We do not share.

Beena Parmar

Sure. Thank you.

Salil Parekh

Thank you.

Sai Ishwarbharath

Just a few quick follow-up. Salil, I just wanted to what are the client conversations like, what are they actually seeing? They are probably drawing up the new budgets from January. So any changes there?

And Nilanjan, I just wanted to know, has there been a change in the hike cycle now because now it will be awarded in November. So, is that cycle itself going to change? Thank you.

Salil Parekh

On the client conversations, I think there is a lot of discussions that clients are having much more on cost, on efficiency and they are becoming more cautious, certainly not launching new digital transformation programs. When they want to do that, some of that is getting funded by the cost and efficiency programs. And in the discretionary projects, they are being much more cautious if that is absolutely needed, they are looking at them.

So that is the sort of a tone that we are seeing. When we have a strong proposition as we do on automation, on efficiency, we get a lot of connects with the client today and that is where we are seeing some of these large or mega deals coming in.

Sai Ishwarbharath

Thank you.

Nilanjan Roy

So, I think we had a question on the hikes. I think we will take it every quarter; we have a look at overall environment, what is competition doing? So there is nothing decided in terms of when the next hike is getting.

Rishi Basu

The next question is from the Hindu Business Line, Haripriya.

Haripriya Sureban

Hi, guys. One, how are the pricing conversations changing given the macro environment? Have you had to budge to be competitive? Another, want some color on the kind of AI deals that you are signing? Do you think the revenue translation here will be faster and better than the other sort of deals?

Nilanjan Roy

So, the pricing is easy. I think it is largely been stable. Some quarters, we see some pressure, some quarter's there are some clients who come back with discounts, some clients, we are able to push a price rise, etc. But by and large, it is been quite steady. I do not think anything specific on a longer-term basis.

Salil Parekh

And on the projects, I think you said for AI projects?

Haripriya Sureban

Yes

Salil Parekh

For AI projects, I mean, those we are doing a tremendous amount of work on Generative AI. We are working with open-source and proprietary large language models. We are working in a way where we look at narrow datasets that promotes what is going on within a client. We have developed an extremely well thought through methodology of what clients can look at when they go into an AI transformation.

And with all of this is in Topaz, and with that we are seeing good resonance with our clients on Topaz. We are training large numbers of our employees on that. The revenue translation today, these are small projects. So we are not in that stage where this is becoming a big part of the revenue but we feel very good with the type of capability we have built, and we still have to see good traction whether you look at analyst ratings or how our clients are looking at what we are developing, we feel positive about that.

Haripriya Sureban

And in terms of the sectors that you have flagged caution for, which one do you think going forward would bounce back earlier? Where do you see more recovery happening first?

Salil Parekh

In terms of which sectors will come back?

Haripriya Sureban

Yes, bounce back.

Salil Parekh

So, we do not have a view on that at this stage. We know that the ones I had shared before within financial services, some of the elements, for example, payments or investment banking or in the hi-tech area or the telco area and parts of retail. We see weakness there right now.

Rishi Basu

Thank you. The next question is from The New Indian Express, Uma.

Uma Kannan

Good evening, gentlemen. Given the present macroeconomic uncertainties and war situation, how are you looking at the middle east market right now? And do you have any clients in Israel?

Salil Parekh

So, we have a business which is in Israel, in that part of the region. And with what is going on there, we are saddened by it. All of our employees are safe within that business.

Uma Kannan

Okay. How many employees are there or if you could give us?

Salil Parekh

We do not share that.

Uma Kannan

Okay. Talking about Gen AI, like how many employees have been trained so far? I think recently, you were seeing that 50,000 will be trained. So how many have been trained?

Salil Parekh

We are over that number in terms of the Generative AI training, but it is every week or every quarter, that number is expanding. We built, for example, 34 new courses, which our employees are getting trained on. So, in Generative AI, every few weeks, there is a new large language model or a new type of dataset which emerges.

We are working with many of the main players in terms of them being partners with us to build on that capability. And we have got our own datasets that we have built with these large language models, with the open source of proprietary platforms so that we can start to give benefit of that to our clients.

Uma Kannan

Thank you.

Rishi Basu

Thanks, Uma. The next question is from the Financial Express, Sameer.

Sameer Ranjan Bakshi

Hello, Sir. So, I know that you are not disclosing the number of employees in Israel. But can you put a color on whether a significant number of employees are locals there or Indians? And the other one is, we saw some marginal improvement in the margins. But what is your desired level of operating margins, let us say, like in one year or two years? Thank you.

Salil Parekh

Margin, Nilanjan will come back in a second. The employees that we have in Israel are from Israel itself, primarily.

Nilanjan Roy

So, on margins, I think that our aspiration is continue to grow our margins from where we are. We have already seen some benefits of the program we have launched between this quarter and next quarter. And of course, we have a number of these tracks, and we think they will start kicking in and deliver on us every quarter as we speak.

Sameer Ranjan Bakshi

Sure. Sir, you said most of the employees are locals there. So the Israeli government is calling them for duty. So, do you see any significant disruption if the employees go back to the military duty there?

Salil Parekh

So right now, we are working on a plan to help and support if that is something that happens over the course of the next days and weeks.

Rishi Basu

Thanks, Sameer. The next question is from Business Standard, Ayushman.

Ayushman Baruah

Hi, everyone. Yes, so despite weak macros and lower discretionary spending, the deal pipeline has been the highest. So, what is really driving these deals, I want to understand? And what percentage of these deals would be AI-led? Recently, you had a partnership with NVIDIA, to launch center of excellence. What is the status on that and the training of 50,000 employees? Have they all been trained?

Salil Parekh

So, on the reason why we are winning these large or mega deals, I think that was the first part of the question. What we are seeing is our clients are recognizing the distinctive approach we have with respect to cost or efficiency. And in cases where that saving can be used to fund transformation programs. We believe we have quite a specific approach in that. And that is the reason we think we are winning the market share by winning such a large number of these sorts of deals. That is the main reason for that.

AI is part of almost every one of these deals in small ways or larger ways, and Generative AI specifically starting to become a part of it. But broadly, AI is already very much part of it. There are parts of AI, which can also be used for automation and for productivity improvement, and we have been working on that for some time. And that becomes within these deals with our Topaz capability.

The partnership with NVIDIA is extremely strong. You saw the announcement. All of the work is progressing well. The training we have is already across all of the Generative AI, well in advance. And on the ones, we are working jointly with NVIDIA progressing as well. There, we are going to see, as the Generative AI market becomes larger, more-and-more enterprises coming into it, and that is where we are extremely excited. Among others, we have other partnerships also, but this partnership will be very exciting.

Ayushman Baruah

Okay. Just a quick doubt, with regards to the campus hiring. Did you say that you will not go to campuses this year?

Nilanjan Roy

So as we see it, I do not think it is likely that this year we are going to be going, but we will have to watch it every quarter.

Ayushman Baruah

Okay.

Rishi Basu

Thanks, Ayushman. The next question is from Reuters News, Varun.

Varun Vyas Hebbalalu

Hi. So, I was wondering if you could tell me what percentage of new deals that you saw are renewals vis-a-vis new ones and long-term deals. And if you are seeing more short-term deals now? And if there is any old projects that you are seeing get canceled, if you could talk about these?

Salil Parekh

So on the large or mega deals, we had 48% of those are net new. So their new deals, the rest are not. On the point about older projects, we see it where there is discretionary work. That is where clients are slowing down their spend and where there were transformation programs, that is where we are seeing slowing down of the spend.

Rishi Basu

Thanks, Varun. The next question is from the Informist, Reshab.

Reshab Shaw

Hi gentlemen. On large deals, I wanted to understand, are the price-to-win, are they margin dilutive? On two quarters earlier, you used to give a breakup of digital and core. So if you could clarify on that, if you could shed more light on that?

Salil Parekh

On the large deals, we do not disclose margin on specific deals. But as a comprehensive, if you look at our projects, whether we have large programs, small programs, our margin fits into the same profile as we see for the overall as an aggregate.

On digital and core, at the end of the last financial year, we had reached a level of about 62% as digital. And at that stage, a lot of the company was digital. So we chose to stop disclosing the break up because it was not that relevant. It was very relevant when we were going a few years ago from 20%, 25% all the way to about 60%. So, we stopped to share, it was not that relevant a data point to share.

Reshab Shaw

Understood. On BFSI, it is down in high single digits. Can you clarify on that?

Salil Parekh

On Financial Services, as I was sharing before, we see still constraints, both on transformation programs, on discretionary work. We see constraints in payments, in investment banking, in mortgages. So those are the subcomponents of financial services, where we see some of the constraints.

Rishi Basu

Thank you. The next question is from the Deccan Herald, Shakshi Jain.

Shakshi Jain

Good evening. So my first question is on the AI front.

Rishi Basu

Shakshi, could you just hold the mic a little closer, please.

Shakshi Jain

Okay. First question is on the AI front. Firstly, which stage of training are your employees on? Secondly, what are the kind of queries you are receiving from your clients on that front? And another question, for FY '25, industry experts do say it could very well be a washout year again. So what is your reading on that front, at least for the first half?

Salil Parekh

On AI, so the training in terms of the stage, employees are getting trained on the new large language models, how to deploy them. We have also built a large library of assets within Topaz, which are proprietary, but on these large language models. So, the employees are getting trained on that. And then they get internally certified, they make sure that they go through testing internally, so that they are ready for this work on Generative AI.

On FY25, we do not have a view in terms of what that will look like. We have a guidance for this year.

Rishi Basu

Thank you.

Shakshi Jain

Thank you.

Rishi Basu

With that, we come to the end of this Q&A session. We thank our friends from media for joining us today. Thank you, Salil. Thank you, Nilanjan. Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you once again, and please join us high tea outside. Thanks.